Virtu Americas LLC

Statement of Financial Condition

And Report of Independent Registered Public Accounting Firm
December 31, 2023

Virtu Americas LLC
Index
December 31, 2023



Report of Independent Registered Public Accounting Firm

To the Member of Virtu Americas LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Virtu Americas LLC (the "Company") as of December 31, 2023, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 20, 2024

We have served as the Company's auditor since 2018.

PricewaterhouseCoopers LLP, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000 (Rightfax), www.pwc.com/us

Virtu Americas LLC
Statement of Financial Condition
December 31, 2023

(in thousands)

Assets		
Cash and cash equivalents	$	525,455
Cash segregated under federal and other regulations		34,775
Trading assets, at fair value		
Financial instruments owned		5,762,533
Financial instruments owned and pledged		1,230,858
Securities borrowed		1,722,003
Securities purchased under agreements to resell		1,512,114
Receivables from brokers, dealers and clearing organizations		463,806
Receivable from customers		29,246
Goodwill and intangible assets		12,993
Operating lease right-of-use assets		7,324
Other assets		51,141
Total assets	$	11,352,248

Liabilities and Member's Equity		
Liabilities		
Trading liabilities, at fair value		
Financial instruments sold, not yet purchased	$	5,822,231
Securities loaned		1,332,936
Securities sold under agreements to repurchase		1,795,994
Payables to brokers, dealers and clearing organizations		1,065,980
Payable to affiliates		92,710
Payable to customers		7,641
Operating lease liabilities		7,480
Accounts payable, accrued expenses and other liabilities		81,145
Total liabilities		10,206,117
Subordinated borrowings		250,000
Member's equity		896,131
Total liabilities and member's equity	$	11,352,248

The accompanying notes are an integral part of this Statement of Financial Condition.

Virtu Americas LLC
Notes to Financial Statement
December 31, 2023

1. Organization and Description of the Business

Virtu Americas LLC (the "Company") is a single member limited liability company organized in the state of Delaware. The Company's member is Virtu Strategic Holdings LLC. The Company's ultimate parent is Virtu Financial, Inc. ("VFI"). VFI is the managing member of Virtu Financial LLC ("Virtu") and operates and controls all of the businesses and affairs of Virtu and, through Virtu and its subsidiaries, continues to conduct the business conducted by such subsidiaries.

The Company is a broker-dealer registered with the U.S. Securities Exchange Commission ("SEC"). The Company is a clearing member of principal stock exchanges in the United States, including the New York Stock Exchange ("NYSE") and is a member of the Financial Industry Regulatory Authority ("FINRA"), the Depository Trust & Clearing Corporation, the National Securities Clearing Corporation ("NSCC"), the Options Clearing Corporation, and the Municipal Securities Rulemaking Board ("MSRB"). The Company's designated examining authority is FINRA.

The Company's operating activities consist of the following:

Market Making

Market making principally consists of market making in domestic equities, options, exchange traded funds ("ETFs") and fixed income securities. As a market maker, the Company commits capital on a principal basis by offering to buy securities from, or sell securities to, broker dealers, banks and institutions. The Company engages in principal trading in market making direct-to-clients as well as in a supplemental capacity on exchanges, electronic communications networks ("ECNs") and alternative trading systems ("ATSs"). The Company is an active participant on all major domestic equity exchanges. As a complement to electronic market making, the Company's cash trading business handles specialized orders and also transacts on the OTC Bulletin Board marketplaces operated by OTC Markets Group Inc.

Execution Services

Execution services comprises agency-based trading and trading venues, offering trading in domestic equities and fixed income securities to institutions, banks and broker dealers. The Company earns commissions as an agent on behalf of clients as well as between principals to transactions; in addition, the Company will commit capital on behalf of clients as needed. Agency-based, execution-only trading within execution services is done primarily through a variety of access points including: (i) algorithmic trading and order routing in equities and options; (ii) institutional sales traders executing program, block and riskless principal trades in equities and ETFs; and (iii) an ATS for equities.

Virtu Americas LLC
Notes to Financial Statement
December 31, 2023

2. Significant Accounting Policies

Basis of Presentation

The accompanying financial statement have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The Company's financial statement are prepared in conformity with U.S. GAAP, which require management to make estimates and assumptions regarding measurements including the fair value of trading assets and liabilities, goodwill and intangibles, compensation accruals, capitalized software, and other matters that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Accordingly, actual results may differ materially from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include money market accounts, which are payable on demand and short-term investments with an original maturity of less than 90 days. The carrying amount of such cash equivalents approximates their fair value due to the short-term nature of these instruments.

The Company maintains cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company manages this risk by selecting financial institutions deemed highly creditworthy.

Cash Segregated Under Federal or Other Regulations

Cash segregated under federal and other regulations represents special reserve accounts for the exclusive benefit of customers ("Special Reserve Bank Account") maintained by the Company in accordance with Rule 15c3-3 of the Securities Exchange Act of 1934, as amended ("Customer Protection Rule"), and special reserve accounts for the exclusive benefit of proprietary accounts of broker dealers ("PAB").

Securities Borrowed and Securities Loaned

The Company conducts securities borrowing and lending activities with external counterparties and affiliates. In connection with these transactions, the Company receives or posts collateral, which comprises cash and/or securities. In accordance with substantially all of its stock borrow agreements, the Company is permitted to sell or repledge the securities received. Securities borrowed or loaned are recorded based on the amount of cash collateral advanced or received. The initial cash collateral advanced or received generally approximates or is greater than 102% of the fair value of the underlying securities borrowed or loaned. The Company monitors the fair value of securities borrowed and loaned, and delivers or obtains additional collateral as appropriate. Receivables and payables with the same counterparty are not offset in the Statement of Financial Condition.

Virtu Americas LLC
Notes to Financial Statement
December 31, 2023

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

In a repurchase agreement, securities sold under agreements to repurchase are treated as collateralized financing transactions and are recorded at contract value, plus accrued interest, which approximates fair value. It is the Company's policy that its custodian take possession of the underlying collateral securities with a fair value approximately equal to the principal amount of the repurchase transaction, including accrued interest. For reverse repurchase agreements, the Company typically requires delivery of collateral with a fair value approximately equal to the carrying value of the relevant assets in the Statement of Financial Condition. To ensure that the fair value of the underlying collateral remains sufficient, the collateral is valued daily with additional collateral obtained or excess collateral returned, as permitted under contractual provisions.

The Company does not net securities purchased under agreements to resell transactions with securities sold under agreements to repurchase transactions entered into with the same counterparty. The Company has also entered into bilateral and tri-party term and overnight repurchase and other collateralized financing agreements which bear interest at negotiated rates. The Company receives cash and makes delivery of financial instruments to a custodian who monitors the market value of these instruments on a daily basis. The market value of the instruments delivered must be equal to or in excess of the principal amount loaned under the repurchase agreements plus the agreed upon margin requirement. The custodian may request additional collateral, if appropriate.

Receivables from/Payables to Broker-dealers and Clearing Organizations

Receivables from and payables to broker-dealers and clearing organizations primarily represented amounts due for unsettled trades, open equity in futures transactions, securities failed to deliver or failed to receive, deposits with clearing organizations or exchanges and balances due from or due to prime brokers in relation to the Company's trading. Amounts receivable from broker-dealers and clearing organizations may be restricted to the extent that they serve as deposits for securities sold, not yet purchased. The Company presents its balances, including outstanding principal balances on all credit facilities, on a net-by-counterparty basis within Receivables from and Payables to broker-dealers and clearing organizations when the criteria for offsetting are met.

In the normal course of business, a significant portion of the Company's securities transactions, money balances, and security positions are transacted with several third-party brokers. The Company is subject to credit risk to the extent any broker with whom it conducts business is unable to fulfill contractual obligations on its behalf. The Company monitors the financial condition of such brokers to minimize the risk of any losses from these counterparties.

Financial Instruments Owned Including Those Pledged as Collateral and Financial Instruments Sold, Not Yet Purchased

Financial instruments owned and Financial instruments sold, not yet purchased relate to market making and trading activities, and include listed and other equity securities, listed equity options and fixed income securities.

Virtu Americas LLC
Notes to Financial Statement
December 31, 2023

The Company records Financial instruments owned and pledged and Financial instruments sold, not yet purchased at fair value.

Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or would be paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date. Fair value measurements are not adjusted for transaction costs. The recognition of "block discounts" for large holdings of unrestricted financial instruments where quoted prices are readily and regularly available in an active market is prohibited. The Company categorizes its financial instruments into a three-level hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy level assigned to each financial instrument is based on the assessment of the transparency and reliability of the inputs used in the valuation of such financial instruments at the measurement date based on the lowest level of input that is significant to the fair value measurement. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements).

Financial instruments measured and reported at fair value are classified and disclosed in one of the following categories based on inputs:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 - Quoted prices in markets that are not active and financial instruments for which all significant inputs are observable, either directly or indirectly; or

Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Transfers in or out of levels are recognized based on the beginning fair value of the period in which they occurred.

Derivative Instruments

Derivative instruments are used for trading purposes, including economic hedges of trading instruments, which are carried at fair value, and include futures, forward contracts, and options. Gains or losses on these derivative instruments are recognized within Trading income, net in the Statement of Operations. Fair values for exchange-traded derivatives, principally futures, are based on quoted market prices. Fair values for over-the-counter derivative instruments, principally forward contracts, are based on the values of the underlying financial instruments within the contract. The underlying instruments are currencies which are actively traded.

Virtu Americas LLC
Notes to Financial Statement
December 31, 2023

Receivables from and Payables to Customers

Receivables from and Payables to customers arise primarily from securities transactions, securities failed to deliver or failed to receive, and include amounts due on receive versus payment ("RVP") or deliver versus payment ("DVP") transactions.

Goodwill and Intangible Assets

Goodwill represents the excess of the purchase price over the underlying net tangible and intangible assets of the Company's acquisitions. Goodwill is not amortized but is assessed for impairment on an annual basis and between annual assessments whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Goodwill is assessed at the reporting unit level, which is defined as an operating segment or one level below the operating segment.

The Company assesses goodwill for impairment on an annual basis and on an interim basis when certain events or circumstances exist. In the annual impairment assessment performed as of October 1, 2023, the Company assessed qualitative factors as described in ASC 350-20 for any indicators that the fair value of the Company was less than its carrying value.

Leases

The Company determines if an arrangement is a lease at the inception of the arrangement. Operating leases are included in Operating lease right-of-use ("ROU") assets and Operating lease liabilities on the Statement of Financial Condition. Operating lease ROU assets are assets that represent the lessee's right to use, or control the use of, a specified asset for the lease term. ROU assets and lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at the commencement date. The Company uses its incremental borrowing rate, based on the information available at the commencement date of the lease, in determining the present value of future payments. The ROU assets are reduced by lease incentives and initial direct costs incurred. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for operating leases and amortization of the finance lease ROU asset is recognized on a straight-line basis over the lease term.

Other Assets

Property, Equipment, and Leasehold Improvements

Property and equipment are carried at cost, less accumulated depreciation, within Other assets on the Statement of Financial Condition. Property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable.

Capitalized Software

The Company capitalizes costs of materials, consultants, and payroll and payroll related costs for employees incurred in developing internal-use software.

Management's judgment is required in determining the point at which various projects enter the stages at which costs may be capitalized, in assessing the ongoing value of the capitalized costs, and in determining the estimated useful lives over which the costs are amortized.

Capitalized software development costs and related accumulated amortization are included in Other assets in the accompanying Statement of Financial Condition.

Exchange Memberships and Stock

Exchange memberships and stock are recorded at cost or, if any other than temporary impairment in value has occurred, at a value that reflects management's estimate of fair value. The Company's exchange memberships are included in Goodwill and intangible assets in the Statement of Financial Condition. The Company's exchange stock is included within Other assets on the Statement of Financial Condition.

Accounting Pronouncements, Recently Adopted

Derivatives and Hedging - In March 2022, the FASB issued ASU 2022-01, *Derivatives and Hedging - Fair Value Hedging - Portfolio Layer Method (Topic 815)*. The ASU expands the scope of permissible hedging, and permits the use of different derivative structures as hedging instruments. The Company adopted this ASU on January 1, 2023 and it did not have a material impact on its Financial Statement.

Liabilities - Supplier Finance Programs - In September 2022, the FASB issued ASU 2022-03, *Liabilities—Supplier Finance Programs (Subtopic 405-50)*. This ASU requires new quantitative and qualitative disclosure requirements for a buyer who enters into supplier financing programs. This ASU is effective for periods beginning after December 15, 2023. The Company adopted this ASU on January 1, 2023 and it did not have a material impact on its Financial Statement.

Accounting Pronouncements, Not Yet Adopted

Fair Value Measurement - In June 2022, the FASB issued ASU 2022-03, *Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions (Topic 326)*. The ASU clarifies the impact of contractual sale restrictions on the fair value of an equity security. Additionally, this ASU requires disclosure of the nature and remaining duration of the sale restriction. This ASU is effective for periods beginning after December 15, 2023. The Company is currently evaluating the impact of this ASU but does not expect it to have a material impact on its Financial Statement.

Virtu Americas LLC
Notes to Financial Statement
December 31, 2023

Leases - Common Control Arrangements - In March 2023, the FASB issued ASU 2023-01, *Leases —Common Control Arrangements (Topic 842)*. This ASU provides updated guidance for accounting for common control leases and leasehold improvements. This ASU is effective for periods beginning after December 15, 2023. The Company is currently evaluating the impact of this ASU but does not expect it to have a material impact on its Financial Statement.

Investments - Equity Method and Joint Ventures - In March 2023, the FASB issued ASU 2023-02, *Investments—Equity Method and Joint Ventures (Topic 323)*. This ASU provides updated guidance for accounting for investments in tax credit structures. This ASU is effective for periods beginning after December 15, 2023. The Company is currently evaluating the impact of this ASU but does not expect it to have a material impact on its Statement of Financial Condition.

Business Combinations—Joint Venture Formations - In August 2023, the FASB issued ASU 2023-05, *Business Combinations—Joint Venture Formations (Subtopic 805-60)*. This ASU provides updated guidance on accounting for the formation of joint ventures. This ASU is effective prospectively for joint ventures formed on or after January 1, 2025. The Company is currently evaluating the impact of this ASU but does not expect it to have a material impact on its Financial Statement.

3. Goodwill and Intangible Assets

Goodwill and Intangible assets with indefinite lives are assessed for impairment annually or when events indicate that the amounts may be impaired. The Company assesses goodwill for impairment at the reporting unit level. The Company's reporting unit is the component of its business unit for which discrete financial information is available and is regularly reviewed by the Company's management.

Intangible assets are assessed for recoverability when events or changes in circumstances indicate that the carrying amount of the asset or asset group may not be recoverable. The Company assesses intangible assets for impairment at the "asset group" level which is the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. As part of the assessment for impairment, the Company considers the cash flows of the respective asset group and assesses the fair value of the respective asset group.

On October 1, 2023, the Company assessed the impairment of goodwill as part of its annual qualitative assessment as described in ASC 350-20-35. Based on its analysis, the Company concluded that the goodwill recorded was not impaired. At December 31, 2023, goodwill of $11.8 million is recorded within Goodwill and intangible assets on the Statement of Financial Condition.

The Company has indefinite-lived intangible assets related to trading rights. At December 31, 2023, gross and net intangible assets of $1.2 million is recorded within Goodwill and intangible assets on the Statement of Financial Condition.

Virtu Americas LLC
Notes to Financial Statement
December 31, 2023

4. Receivables from and Payables to Brokers, Dealers and Clearing Organizations

Receivables from and Payables to brokers, dealers and clearing organizations at December 31, 2023 consist of the following (in thousands):

Assets

Unsettled trades	$	2,425
Securities failed to deliver		136,600
Due from prime brokers		184,060
Deposits with clearing organizations		123,205
Commissions and fees		9,481
Net equity with futures commissions merchants		8,035
Total Receivables from brokers, dealers and clearing organizations	$	463,806

Liabilities

Unsettled trades	$	317,044
Due to prime brokers		716,527
Net equity with futures commissions merchants (1)		(2,686)
Securities failed to receive		30,197
Commissions and fees		4,898
Total Payables to brokers, dealers and clearing organizations	$	1,065,980

(1) The Company presents its balances, including outstanding principal balances on all broker credit facilities, on a net-by-counterparty basis within receivables from and payables to broker-dealers and clearing organizations when the criteria for offsetting are met.

5. Collateralized Transactions

The Company is permitted to sell or repledge securities received as collateral and use these securities to secure repurchase agreements, enter into securities lending transactions or deliver these securities to counterparties or clearing organizations to cover short positions. At December 31, 2023, substantially all of the securities received as collateral have been repledged. The fair value of the collateralized transactions at December 31, 2023 are summarized as the follows:

(in thousands)

Securities received as collateral:

Securities borrowed	$	1,665,860
Securities purchased under agreements to resell		1,512,114
	$	3,177,974

In the normal course of business, the Company pledges qualified securities with clearing organizations to satisfy daily margin and clearing fund requirements. Financial instruments owned and pledged, where the

Virtu Americas LLC
Notes to Financial Statement
December 31, 2023

counterparty has the right to repledge, at December 31, 2023 consisted of the following:

(in thousands)		
Equities	$	1,222,558
Exchange traded notes		8,300
	$	1,230,858

6. Financial Instruments with Off-Balance Sheet Risk

Credit Risk

Credit risk represents the maximum potential loss that the Company would incur if the counterparties failed to perform pursuant to the terms of their agreements with the Company. The Company regularly transacts business with major U.S. and foreign financial institutions. The Company is subject to credit risk to the extent that the brokers may be unable to fulfill their obligations either to return the Company's securities or repay amounts owed. In the normal course of its securities activities, the Company may be required to pledge securities as collateral, whereby the prime brokers have the right, under the terms of the prime brokerage agreements, to sell or repledge the securities of the Company. The Company manages credit risk by limiting the total amount of arrangements outstanding, both by individual counterparty and in the aggregate, by monitoring the size and maturity structure of its portfolio and by applying uniform credit standards for all activities associated with credit risk.

The purchase and sale of futures contracts requires margin deposits with a Futures Commission Merchant ("FCM"). The Commodity Exchange Act requires an FCM to segregate all customer transactions and assets from the FCM's proprietary activities. A customer's cash and other equity deposited with an FCM are considered commingled with all other customer funds subject to the FCM's segregation requirements. In the event of an FCM's insolvency, recovery may be limited to the Company's pro-rata share of segregated customer funds available. It is possible that the recovery amount could be less than the total cash and other equity deposited.

Currency Risk

Though predominantly invested in U.S. dollar-denominated financial instruments, the Company may invest in securities or maintain cash denominated in currencies other than the U.S. dollar. The Company is exposed to risks that the exchange rate of the U.S. dollar relative to other currencies may change in a manner that has an adverse effect on the reported value of the Company's assets and liabilities denominated in currencies other than the U.S. dollar.

Virtu Americas LLC
Notes to Financial Statement
December 31, 2023

Market Risk

The Company is exposed to market risks that arise from equity price risk, foreign currency exchange rate fluctuations and changes in commodity prices. Management has established procedures to actively monitor and minimize market and credit risks. In addition, the Company has sold securities that it does not currently own and will, therefore, be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statement at fair values of the related securities and will incur a loss if the fair value of the securities increases subsequent to the period end.

Off Balance Sheet Financial Instruments

The Company enters into various transactions involving derivative instruments and other off balance sheet financial instruments, including futures. These derivative financial instruments are used to conduct trading activities and manage market risks and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions.

Futures contracts provide for delayed delivery of the underlying instrument. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. Market risk is substantially dependent upon the value of the underlying derivative instruments and is affected by market forces, such as volatility and changes in interest and foreign exchange rates.

7. Borrowings

Uncommitted Facility

The Company is a party to two secured credit facilities with a financial institution to finance overnight securities positions purchased as part of its ordinary course broker-dealer market making activities. One of the facilities (the "Uncommitted Facility") is provided on an uncommitted basis with an aggregate borrowing limit of $400 million, and is collateralized by the trading and deposit account the Company's maintained at the financial institution.

At December 31, 2023, the Company had no balance outstanding under the Uncommitted Facility.

Virtu Americas LLC
Notes to Financial Statement
December 31, 2023

Committed Facility

The Company and two affiliates, as borrowers, and Virtu, as guarantor, are party to a credit facility (the "Committed Facility") with a consortium of banks with an aggregated borrowing limit of $650 million as of April 7, 2022. The Committed Facility consists of two borrowing bases: Borrowing Base A loan is to be used to finance the purchase and settlement of securities; Borrowing Base B Loan is to be used to fund margin deposit with NSCC. Borrowing Base A Loans are available up to $650 million and bear interest at the adjusted SOFR or base rate plus 1.25% per annum. The interest rate at December 31, 2023 was 6.75% per annum. Borrowing Base B Loans are subject to a sublimit of $200 million and subsequently amended to a sublimit of $300 million as of March 1, 2023, and bear interest at the adjusted SOFR or base rate plus 2.5% per annum. A commitment fee of 0.50% per annum on the average daily unused portion of this facility is payable quarterly in arrears.

At December 31, 2023, the company had no borrowings outstanding under the Committed Facility.

In connection with the Committed Facility, the Company has incurred debt issuance costs which are amortized over the term of the Committed Facility. As of December 31, 2023, the unamortized balance of these costs is $2.3 million and is included within Other assets on the Statement of Financial Condition.

8. Financial Assets and Liabilities

Financial instruments measured and reported at fair value are classified and disclosed in one of the following categories based on inputs:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 - Quoted prices in markets that are not active and financial instruments for which all significant inputs are observable, either directly or indirectly; or

Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Virtu Americas LLC
Notes to Financial Statement
December 31, 2023

Financial Instruments Measured at Fair Value

The fair value of equities, options, on the run U.S. government obligations and exchange traded notes is estimated using recently executed transactions and market price quotations in active markets and are categorized as Level 1, with the exception of inactively traded equities and certain financial instruments, which are categorized as Level 2. The Company's corporate bonds, derivative contracts and other U.S. and non-U.S. government obligations have been categorized as Level 2. Fair value of the Company's derivative contracts is based on the indicative prices obtained from a variety of banks and broker dealers, as well as management's own analysis. The indicative prices have been independently validated through the Company's risk management systems, which are designed to check prices with information independently obtained from exchanges and venues where such financial instruments are listed or to compare prices of similar instruments with similar maturities for listed financial futures in foreign exchange.

There were no reclassifications or transfers of financial instruments between levels during the year ended December 31, 2023.

Fair value measurements for those items measured on a recurring basis are summarized below as of December 31, 2023 (in thousands):

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Counter-party Netting	Total Fair Value
Assets					
Financial instruments owned, at fair value:					
Equities	$ 656,223	$ 1,557,761	$ —	$ —	$ 2,213,984
Corporate debt	—	1,232,097	—	—	1,232,097
U.S. government and Non-U.S. government obligations	521,543	1,775,177	—	—	2,296,720
Exchange traded notes	10	18,055	—	—	18,065
Currency forwards	—	25	—	(6)	19
Options	1,648	—	—	—	1,648
	$ 1,179,424	$ 4,583,115	$ —	$ (6)	$ 5,762,533
Financial instruments owned and pledged as collateral, at fair value:					
Equities	$ 871,236	$ 351,322	$ —	$ —	$ 1,222,558
Exchange traded notes	3	8,297	—	—	8,300
	$ 871,239	$ 359,619	$ —	$ —	$ 1,230,858

Virtu Americas LLC
Notes to Financial Statement
December 31, 2023

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Counter-party Netting	Total Fair Value
Liabilities					
Financial instruments sold, not yet purchased:					
Equities	$ 1,343,251	$ 1,024,749	$ —	$ —	2,368,000
Corporate debt	—	1,358,522	—	—	1,358,522
U.S. government and Non-U.S. government obligations	181,394	1,891,556	—	—	2,072,950
Exchange traded notes	—	21,104	—	—	21,104
Currency forwards	—	6	—	(6)	—
Options	1,655	—	—	—	1,655
Total Financial instruments sold, not yet purchased, at fair value	$ 1,526,300	$ 4,295,937	$ —	$ (6)	$ 5,822,231

Excluded from the fair value table above and the offsetting table below is net unsettled fair value on short futures contracts in the amount of $(0.1) million, which is included within Receivables from broker-dealers and clearing organizations as of December 31, 2023 and $0.3 million, which is included within Payables to broker-dealers and clearing organizations as of December 31, 2023 and would be categorized as Level 1. See Footnote 9: Derivative Financial Instruments for additional disclosures related to futures.

Financial Instruments Not Measured at Fair Value

The table below presents the carrying value, fair value and fair value hierarchy category of certain financial instruments that are not measured at fair value on the Statement of Financial Condition. The table below excludes non-financial assets and liabilities. The carrying value of financial instruments not measured at fair value categorized in the fair value hierarchy as Level 1 and Level 2 approximates fair value due to the relatively short term nature of the underlying assets (in thousands):

Virtu Americas LLC
Notes to Financial Statement
December 31, 2023

	Carrying Value	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets					
Cash and cash equivalents	$ 525,455	$ 525,455	$ 525,455	$ —	$ —
Cash segregated under federal and other regulations	34,775	34,775	34,775	—	—
Securities borrowed	1,722,003	1,722,003	—	1,722,003	—
Securities purchased under agreements to resell	1,512,114	1,512,114	—	1,512,114	—
Receivables from brokers, dealers and clearing organizations	463,806	463,806	—	463,806	—
Receivable from customers	29,246	29,246	—	29,246	—
Other assets (1)	168	168	—	168	—
Total Assets	$ 4,287,567	$ 4,287,567	$ 560,230	$ 3,727,337	$ —
Liabilities					
Securities Loaned	$ 1,332,936	$ 1,332,936	$ —	$ 1,332,936	$ —
Securities sold under agreements to repurchase	1,795,994	1,795,994	—	1,795,994	—
Payables to brokers, dealers and clearing organizations	1,065,980	1,065,980	—	1,065,980	—
Payable to customers	7,641	7,641	—	7,641	—
Other liabilities (2)	1,230	1,230	—	1,230	—
Total Liabilities	$ 4,203,781	$ 4,203,781	$ —	$ 4,203,781	$ —

(1) Includes cash collateral and deposits, and interest and dividends receivables.

(2) Includes deposits, interest and dividends payable.

Offsetting Financial Assets and Liabilities

The Company does not net Securities borrowed and Securities loaned, or Securities purchased under agreements to resell and Securities sold under agreements to repurchase. These financial instruments are presented on a gross basis in the Statement of Financial Condition. In the table below, the amounts of financial instruments owned that are not offset in the Statement of Financial Condition, but could be netted against financial liabilities with specific counterparties under legally enforceable master netting agreements in the event of default, are presented to provide financial statement readers with the Company's estimate of its net exposure to counterparties for these financial instruments.

Virtu Americas LLC
Notes to Financial Statement
December 31, 2023

The following table sets forth the gross and net presentation of certain financial assets and financial liabilities as of December 31, 2023 (in thousands):

Description	Gross Amounts Recognized	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts Presented in the Statement of Financial Condition	Gross Amounts Not Offset in the Statement of Financial Condition		Net Amount
				Financial Instrument Collateral	Counterparty Netting	
Assets						
Securities borrowed	$ 1,722,003	$ —	$ 1,722,003	$ (1,665,860)	$ (27,538)	$ 28,605
Securities purchased under agreements to resell	1,512,114	—	1,512,114	(1,512,114)	—	—
Currency Forwards	25	(6)	19	—	—	19
Options	1,648	—	1,648	—	(2,914)	(1,266)
Total Assets	$ 3,235,790	$ (6)	$ 3,235,784	$ (3,177,974)	$ (30,452)	$ 27,358
Liabilities						
Securities loaned	$ 1,332,936	$ —	$ 1,332,936	$ (1,291,376)	$ (31,509)	$ 10,051
Securities sold under agreements to repurchase	1,795,994	—	1,795,994	(1,795,994)	—	—
Currency Forwards	6	(6)	—	—	—	—
Options	1,655	—	1,655	—	(2,914)	(1,259)
Total Liabilities	$ 3,130,591	$ (6)	$ 3,130,585	$ (3,087,370)	$ (34,423)	$ 8,792

The following table presents gross obligations for securities lending and securities sold under agreements to repurchase transactions by remaining contractual maturity and the class of collateral pledged (in thousands):

As of December 31, 2023	Open or Overnight	0 - 30 days	31 - 60 days	61 - 90 days	Greater than 90 Days	Total
Securities loaned						
Equity securities	$ 1,332,936	$ —	$ —	$ —	$ —	$ 1,332,936
Total	$ 1,332,936	$ —	$ —	$ —	$ —	$ 1,332,936
Securities sold under agreements to repurchase						
Equity securities	$ —	$ 140,000	$ 185,000	$ 75,000	$ —	$ 400,000
U.S. and Non-U.S. government obligations	1,395,994	—	—	—	—	1,395,994
Total	$ 1,395,994	$ 140,000	$ 185,000	$ 75,000	$ —	$ 1,795,994

Virtu Americas LLC
Notes to Financial Statement
December 31, 2023

9. Derivative Financial Instruments

The following table summarizes the fair value and notional value of derivative financial instruments held at December 31, 2023 (in thousands):

Asset Derivatives	Financial Statement Location	Fair Value	Notional
Equity futures	Receivables from brokers, dealers and clearing organizations	$ (110)	$ 102,747
Commodity futures	Receivables from brokers, dealers and clearing organizations	—	—
Currency futures	Receivables from brokers, dealers and clearing organizations	(37)	114,041
Fixed Income Futures	Receivables from brokers, dealers and clearing organizations	—	750
Options	Financial instruments owned	1,648	781,112
Currency forwards	Financial instruments owned	25	2,965

Liability Derivatives	Financial Statement Location	Fair Value	Notional
Equity futures	Payables to brokers, dealers and clearing organizations	$ 137	$ 422,339
Commodity futures	Payables to brokers, dealers and clearing organizations	—	—
Currency futures	Payables to brokers, dealers and clearing organizations	23	65,248
Fixed Income Futures	Payables to brokers, dealers and clearing organizations	169	79,622
Options	Financial instruments sold, not yet purchased	1,655	776,947
Currency forwards	Financial instruments sold, not yet purchased	6	2,956

Amounts included in Receivables from and Payables to broker-dealers and clearing organizations represent variation margin on long and short futures contracts.

10. Income Taxes

The Company is a single-member limited liability company and is treated as a disregarded entity for U.S. federal, state and local income tax purposes. The Company is included in the income tax returns of Virtu, and the Company is no longer a party to a tax sharing arrangement. The Company did not have any unrecognized tax benefits at December 31, 2023.

As of December 31, 2023, the Company remains subject to U.S. Federal income tax examinations for the tax years 2014 through 2022. In addition, the Company is subject to state and local income tax examinations in various jurisdictions for the tax years 2014 through 2022. The outcome of these examinations is not yet determinable, however, the Company does not anticipate that any adjustments would result in a material change to its Statement of Financial Condition.

Virtu Americas LLC
Notes to Financial Statement
December 31, 2023

11. Commitments, Contingent Liabilities and Guarantees

Legal and Regulatory Matters

In the ordinary course of business, the nature of the Company's business subjects it to claims, lawsuits, regulatory examinations or investigations and other proceedings, any of which could result in the imposition of fines, penalties or other sanctions against the Company. The Company is subject to several of these matters at the present time. As previously disclosed, the U.S. Securities and Exchange Commission undertook an investigation of aspects of the Company's internal information access barriers. The Company cooperated with this civil investigation and engaged in settlement discussions but was unable to reach a settlement. In September 2023, the SEC filed a civil action against the Company in the Federal District Court for the Southern District of New York alleging violations of federal securities laws with respect to the Company's information barriers policies and procedures for a specified time period in and around January 2018 to April 2019 and related statements made by the Company during such period. The Company believes it has meritorious defenses and is defending itself vigorously. Specifically, the Company is asserting, among other defenses, that it maintained reasonable policies, procedures and controls to protect data during the period consistent with applicable law, that related statements made to clients and investors were true and accurate, and that the statute of limitations has expired with respect to certain claims.

On November 30, 2020, the Company was named as a defendant in *In re United States Oil Fund, LP Securities Litigation*, No. 20-cv-4740. The consolidated amended complaint was filed in federal district court in New York on behalf of a putative class, and asserts claims against the Company and numerous other financial institutions under Section 11 of the Securities Act of 1933 in connection with trading in United States Oil Fund, LP, a crude oil ETF. The complaint also names the ETF, its sponsor, and related individuals as defendants. The complaint did not specify the amount of alleged damages. Defendants moved to dismiss the consolidated amended complaint on January 29, 2021; the motion is fully briefed and pending before the court. The Company believes that the claims are without merit and is defending itself vigorously.

On October 17, 2022, the Company's subsidiary, along with several other parties, was named as a defendant in *Mallinckrodt PLC, et al. (Reorganized Debtors); Opiod Master Disbursement Trust II v. Argos Capital Appreciation Master Fund LP et al* No. 20-12522. The complaint alleges that Mallinckrodt PLC engaged in share repurchase program from 2015 through 2018 pursuant to which it repurchased its own shares in various open market transactions, a period during which it was allegedly insolvent. The plaintiff is seeking to unwind the transactions consummated under the program, alleging such transactions constituted fraudulent transfers by the debtor. The Company believes it has meritorious defenses against any unwinding of transactions, which it has asserted, and will continue to defend itself vigorously.

On December 1, 2022, the Company, along with several other parties, was named as a defendant in *Northwest Biotherapeutics, Inc. v. Canaccord Genuity LLC, et al* No. 1:22-cv-10185. The complaint alleges that defendants engaged in market manipulation in the plaintiff's stock during a period from 2018 to 2022. The complaint did not specify the amount of alleged damages. The Company believes that the claims are without merit and is defending itself vigorously.

Given the inherent difficulty of predicting the outcome of litigation and regulatory matters, particularly in regulatory examinations or investigations or other proceedings in which substantial or indeterminate judgments, settlements, disgorgements, restitution, penalties, injunctions, damages or fines are sought, or where such matters are in the early stages, the Company cannot estimate losses or ranges of losses for such matters where there is only a reasonable possibility that a loss may be incurred, and utilizes its judgment in accordance with applicable accounting standards in booking any associated estimated liability. It is not presently possible to determine the ultimate exposure to these matters and it is possible that the resolution of the outstanding matters will significantly exceed any estimated liabilities accrued by the Company. In addition, there are numerous factors that result in a greater degree of complexity in class-action lawsuits as compared to other types of litigation. There can be no assurance that these various legal proceedings will not significantly exceed any estimated liabilities accrued by the Company or have a material adverse effect on the Company's results of operations in any future period, and a material judgment, fine or sanction could have a material adverse impact on the Company's financial condition, results of operations and cash flows. However, it is the opinion of management, after consultation with legal counsel that, based on information currently available, the ultimate outcome of these matters will not have a material adverse impact on the business, financial condition or operating results of the Company, although they might be material to the operating results for any particular reporting period.

The Company is subject to extensive oversight under federal and state laws as well as self-regulatory organization ("SRO") rules. Changes in market structure and the need to remain competitive require constant changes to the Company's systems, order routing and order handling procedures. The Company makes these changes while continuously endeavoring to comply with many complex laws and rules. Compliance, surveillance and trading issues common in the securities industry are monitored by, reported to, and/or reviewed in the ordinary course of business by the Company's regulators. As a major order flow execution destination, the Company is named from time to time in, or is asked to respond to a number of regulatory matters brought by U.S. regulators, foreign regulators, SROs, as well as actions brought by private plaintiffs, which arise from its business activities. There has recently been an increased focus by regulators on Anti-Money Laundering and sanctions compliance by broker-dealers and similar entities, as well as an enhanced interest on suspicious activity reporting and transactions involving microcap and low-priced securities. In addition, there has been increased regulatory, congressional and media scrutiny of U.S. equities market structure, the retail trading environment in the U.S., wholesale market making and the relationships between retail broker-dealers and market making firms, including, but not limited to payment for order flow arrangements, other remuneration arrangements such as profit-sharing relationships and exchange fee and rebate structures, alternative trading systems and off- exchange trading more generally, high frequency trading, short selling, market fragmentation, colocation, and access to market data feeds. Specifically, in 2022 the SEC proposed several rule changes focused on equity market structure reform. These proposals include, but are not limited to, (i) Proposed Rule 615 of Regulation NMS, which proposes to dramatically change U.S. equities market structure, the routing, handling and potentially the amount, character and cost of retail order flow, (ii) Regulation Best Execution, which would impose best execution requirements on broker-dealers which would be distinct from, but overlapping with, FINRA's existing best execution rule (Rule 5310), (iii) proposed rule amendments to minimum pricing increments under Rule 612 or Regulation NMS, access fee caps under Rule 610 of Regulation NMS, acceleration of the implementation of certain Market Data Infrastructure Rules, and amendment to the odd-lot information definition adopted under the MDI rules (collectively referred to as the "tick size, access fees and infostructure rule proposals"), and (iv) amendments to Rule 605 of Regulation NMS, along with a series of proposed amendments

Virtu Americas LLC
Notes to Financial Statement
December 31, 2023

to the definition of Exchange and Alternative Trading Systems (ATS), which would expand the scope of exchange and ATS registration and compliance requirements. Further, in 2023, the SEC proposed amendments to expand and update Regulation Systems Compliance and Integrity (Reg SCI) and to restrict volume based tiered pricing by equity exchanges in certain cases, approved an amendment to adopt a revised funding model for the Consolidated Audit Trail (CAT), and has indicated that additional rule proposals may be forthcoming. Additionally, rules to amend the definitions of "dealer" and "government securities dealer" within the Exchange Act were recently adopted, and are expected to broaden the scope of these registrant categories. These pending or potential rule changes, to the extent adopted, could adversely affect the Company's business or the Company's industry. Further, as indicated above, from time to time, the Company is the subject of requests for information and documents from the SEC, the Financial Industry Regulatory Authority ("FINRA"), state attorneys general, and other regulators and governmental authorities. It is the Company's practice to cooperate and comply with the requests for information and documents.

As indicated above, the Company is currently the subject of various regulatory reviews and investigations by state, federal and foreign regulators and SROs, including the SEC and FINRA. In some instances, these matters may result in a disciplinary action and/or civil or administrative action.

Guarantees

The Company is a member of exchanges that trade and clear futures contracts. Associated with its memberships, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. Although the rules governing different exchange memberships vary, in general the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other nondefaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the financial statement for these agreements and management believes that any potential requirement to make payments under these agreements is remote.

Representations and Warranties

In the normal course of its operations, the Company enters into contracts that contain a variety of representations and warranties which provide general indemnifications. The Company's maximum exposure under these arrangements is currently unknown, as any such exposure could relate to claims not yet brought or events which have not yet occurred.

Virtu Americas LLC
Notes to Financial Statement
December 31, 2023

12. Revenues from Contracts with Customers

Revenue Recognition

The Company adopted ASC Topic 606, Revenues from Contracts with Customers in its financial statement by applying the modified retrospective method.

The Company had receivables related to revenues from contracts with customers of $8.0 million as of December 31, 2023.

13. Leases

The Company leases are primarily for corporate office space, data centers, and technology equipment. The leases have remaining terms of 1 year to 5 years, some of which include options to extend the initial term at the Company's discretion. The lease terms used in calculating ROU assets and lease liabilities include the options to extend the initial term when the Company is reasonably certain of exercising the options. The Company's lease agreements do not contain any material residual value guarantees, restrictions or covenants. In addition to the base rental costs, the Company's lease agreements for corporate office space generally provide for rent escalations resulting from increased assessments for operating expenses, real estate taxes and other charges.

The Company also subleases certain office space and facilities to third parties. The subleases have remaining terms of 1 year.

As the implied discount rate for most of the Company's leases is not readily determinable, the Company uses its incremental borrowing rate on its secured borrowings in determining the present value of lease payments.

Lease assets and liabilities and weighted average remaining lease term and discount rate are summarized as follows (in thousands):

Operating leases		
Operating lease right-of-use assets	$	7,324
Operating lease liabilities		7,480
Weighted average remaining lease term		2.23
Weighted average discount rate		7.41 %

Virtu Americas LLC
Notes to Financial Statement
December 31, 2023

Future minimum lease payments under operating leases with non-cancelable lease terms, as of December 31, 2023, are as follows:

(in thousands)		
2024	$	4,477
2025		1,800
2026		1,800
2027		65
2028		54
2029 and thereafter		—
Total lease payments		8,196
Less imputed interest		(716)
Total lease liability	$	7,480

14. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by SEC Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of $1.0 million or 2% of aggregate debit items as defined. These regulations also prohibit a broker-dealer from repaying subordinated borrowings, paying cash dividends, making loans to its parent, affiliates or employees, or otherwise entering into transactions which would result in a reduction of its total net capital to less than 150% of its required minimum capital. Moreover, broker-dealers are required to notify the SEC and other regulators prior to repaying subordinated borrowings, paying dividends and making loans to its parent, affiliates or employees, or otherwise entering into transactions, which, if executed, would result in a reduction of 10% or more of its excess net capital (net capital less minimum requirement). The SEC and FINRA have the ability to prohibit or restrict such transactions if the result is detrimental to the financial integrity of the broker-dealer.

At December 31, 2023, the Company had net capital of $412.6 million, which was $411.6 million in excess of its required net capital of $1.0 million.

Pursuant to NYSE rules, the Company was also required to maintain $1,000,000 of capital in connection with the operation of the Company's DMM business as of December 31, 2023. The required amount is determined under the exchange rules as the greater of (i) $1,000,000 or (ii) $75,000 for every 0.1% of NYSE transaction dollar volume in each of the securities for which the Company is registered as the DMM.

The Company is required to maintain special reserve bank custody accounts for the exclusive benefit of customers and introducing brokers under SEC Rule 15c3-3. As of December 31, 2023, the Company had a balance of $34.8 million in these accounts.

Virtu Americas LLC
Notes to Financial Statement
December 31, 2023

15. Related Party Transactions

The Company incurred fees to related entities (the Parent, the Ultimate Parent, VFH Parent LLC, and Virtu Financial Services LLC, (referred to collectively as the "Providers"). Included in Payable to affiliates on the Statement of Financial Condition is $120.0 million related to these fees.

On a monthly basis, the Company consolidates certain inter-company receivables and payables against an intermediary affiliated holding company to facilitate payment and settlement. At December 31, 2023, the Company had $123.1 million in non-interest bearing receivables from this affiliate which is included within Payable to affiliates on the Statement of Financial Condition.

The Company executed a subordinated borrowing agreement with an affiliate on December 23, 2013 which bears interest at the rate of 6.25% per annum. The agreement contains an automatic renewal provision that extends the stated maturity for an additional year unless the Company or the affiliate elects not to extend such maturity provided written notice is provided by either party within seven months of such maturity. The subordinated borrowings are available in computing capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with the minimum net capital requirements, they may not be repaid.

The Company made $260 million of cash distributions to Virtu for the year ended December 31, 2023. The Company did not receive any capital contributions from Virtu for the year ended December 31, 2023.

16. Subsequent Events

The Company has evaluated subsequent events for adjustment to or disclosure in the financial statement through February 20, 2024, the date the Financial Statement was issued and has not identified any reportable or disclosable events not otherwise reported in this financial statement or the notes thereto.